UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. ___)

	Under the Securities Exchange Act of 1934


	Maxco, Inc.
	(Name of Issuer)

	Common Stock, $1,00 par value
	(Title of Class of Securities)

	577723-10-9
	(CUSIP Number)

	Melissa Dehn
	2715 Lone Tree Way
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	April 1, 1999
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 638560102	SCHEDULE 13D	Page 2 of 4



 1   Name of Reporting Person		ROI Partners, L.P.
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           208,554
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      208,554
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             208,554

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   6.5%

14   Type of Reporting Person
                   PN



CUSIP No. 638560102	SCHEDULE 13D	Page 3 of 4


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Maxco, Inc. (the
"Issuer").  The principal executive office of the Issuer is 1118
Centennial Way, Lansing, MI  48917.

Item 2.   Identity and Background

This Schedule is filed on behalf of ROI Partners, L.P., whose principal business office address is 17 E. Sir Francis Drake
Blvd., Suite 225, Larkspur, CA  94939.

ROI Partners, L. P. is an investment limited partnership, whose general partner is ROI Capital Management, Inc. ROI Capital Management, Inc. is an investment advisor registered as such with the SEC. ROI Capital Management, Inc. has 2 owners, Mark T. Boyer, President and Mitchell J. Soboleski, Secretary. The business address of ROI Capital Management, Inc. and its officers is 17 E. Sir Francis Drake Blvd., Suite 225, Larkspur, CA 94939.

None of ROI Partners, L. P., ROI Capital Management, Inc., or ROI
Capital Management, Inc.'s officers have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of ROI Partners, L. P., ROI Capital Management, Inc., or ROI Capital Management, Inc.'s officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROI Partners, L. P. is a California limited Partnership, ROI
Capital Management, Inc. is a California corporation, and Mitchell J. Soboleski and Mark T. Boyer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of ROI Partners, L.P.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, ROI Partners, L. P. may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it benefically owns.



CUSIP No. 638560102        SCHEDULE 13D             Page 4 of 4



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 211,554 shares are owned by ROI Partners, L.P.

(c) ROI Partners effected the following transactions through registered broker-dealers in the last sixty days:

	Trans.
	 Type	Date	Shares
	------	----	------
	Buy	3/30/99	3,000
	Buy	3/31/99	2,000
	Buy	4/1/99	48,000
	Buy	4/1/99	2,000
	Buy	4/1/99	500

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 12, 2000

ROI PARTNERS, L.P.


/s/ Mitchell J. Soboleski
______________________________
Mitchell J. Soboleski
Secretary of ROI Capital Management, Inc.,
Its general partner